May 8, 2012

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 4631
100 F Street, NE
Washington, D. C. 20549

Re:	International Game Technology (Company, IGT, we, our) Form 10-K for the Fiscal Year Ended October 1, 2011, Filed November 30, 2011 File No. 1-10684

Dear Mr. Cash:

This letter is in response to your letter dated April 18, 2012 setting forth comments of the Staff of the Securities and Exchange Commission on our Form 10-K for the fiscal year ended October 1, 2011 filed on November 30, 2011 under the Securities Exchange Act of 1934. Our response to each specific comment is set forth below. For convenience, the comment from your letter is stated in italics prior to our response.

Form 10-K for the Fiscal Year Ended October 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1.
We note your response to prior comments two and six from our letter dated February 24, 2012; however, it does not appear that you provided any forward looking information regarding the potential negative impact that the 2011 fourth quarter replacement program could have upon the 2012 first quarter sales and related receivables. Please confirm to us that in future filings to the extent known or expected, such forward looking information will be provided in your MD&A.

Response:

In response to the Staff's comment, we confirm that in future filings, to the extent known or expected, such forward looking information will be provided in our MD&A.

Business Segment Results, page 34

2011 Compared with 2010, page 34

2010 Compared with 2009, page 35

2.
We note the draft disclosure provided in response to comment one of our letter dated February 24, 2012, including the enhanced disclosure regarding replacement sales. However, we note that the revised disclosure does not provide similar analysis for other year-over-year fluctuations such as the 16% decrease in new product sales. Similarly, we note that you cite multiple reasons for the overall increase in North America product sales revenues, but that you do not quantify such reasons. In future filings, please revise your MD&A to analyze the reasons underlying material changes in line items and quantify such reasons, where practicable.

International Game Technology

6355 South Buffalo Drive
Las Vegas, NV 89113-2133
702-669-7777
www.IGT.com

U.S. Securities and Exchange Commission	May 8, 2012	Page 2

Response:

In response to the Staff's comment, we will revise our Management’s Discussion and Analysis in future filings to analyze the reasons underlying material changes in line items and quantify such reasons, where practicable.

Item 8 – Financial Statements, page 46

Note 13. Contingencies, page 76
Litigation, page 76

3.
We note your response to prior comment five, from our letter dated February 24, 2012.  As previously requested, please tell us, for each matter for which you have concluded that you cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

Response:

In response to the Staff’s comment, the following is a list of each litigation matter in Note 13 of our Form 10-K filed on November 30, 2011, identifying, where applicable, the factors that caused our inability to estimate a possible loss or range of loss, and an estimate of when those factors might be alleviated.

Bally – 2004 Federal District Court of Nevada
On November 29, 2010, the U.S. District Court granted summary judgment in our favor on all antitrust and unfair competition counter- claims and dismissed all other remaining claims.  Bally appealed.

The inability to determine an estimate or range of possible losses, if any, as of November 30, 2011, was mainly due to the uncertainty as to the outcome of Bally’s pending appeal before the U. S. Federal Circuit Court of Appeals.  If the appellate court affirms the lower court’s decision, the case will be concluded and the Company will not be liable for any damages.  If the appellate court reverses the decision, the Company will still not be able to determine an estimate or range of possible losses, if any, due to: (i) the damages will be indeterminate; (ii) there will be uncertainty as to the outcome of additional motions; and (iii) discovery will be incomplete.  The timing of the alleviation of such factors is unknown at this time.

Bally – 2006 Federal District Court of Delaware
As previously disclosed in Note 13 of our Form 10-K, the only remaining matter at November 30, 2011 was the scheduling of a trial to determine damages resulting from Bally’s infringement of our patents. The trial has been scheduled in November 2012. There is no exposure for damages against the Company.

Aristocrat – 2006 Northern Federal District Court of California	As previously disclosed in Note 13 of our Form 10-K, the parties settled this matter on September 30, 2011.

Aristocrat – 2010 Central Federal District court of California	As previously disclosed in Note 13 of our Form 10-K, the parties settled this matter on September 30, 2011.

U.S. Securities and Exchange Commission	May 8, 2012	Page 3

Rice
The inability to determine an estimate or range of possible losses, if any, as of November 30, 2011, was due to: (i) the damages sought were indeterminate; (ii) there was uncertainty as to the outcome of pending motions; and (iii) discovery was incomplete.

On April 5, 2012, the court granted IGT’s and the other defendants’ motion to strike plaintiff’s statement of claim, thus terminating the lawsuit.

Shareholder Actions: (a)Securities Class Action
The inability to determine an estimate or range of possible losses, if any, as of November 30, 2011, was due to: (i) the damages sought were indeterminate; (ii) there was uncertainty as to the outcome of pending motions; and (iii) discovery was incomplete.

On March 28, 2012, the parties submitted to the Court a stipulation to settle the litigation for a payment of $12.5 million, which will be covered by insurance. On March 30, 2012, the Court issued an order of preliminary approval.  At March 31, 2012, the liability for $12.5 million and a corresponding insurance receivable were recorded. The Company intends to disclose these developments in its upcoming Form 10-Q.

(b)Derivative Actions
In all of these actions, the Company is named solely as a nominal defendant, against whom no recovery is sought.  The Company’s exposure in this matter is for advancement of defense costs which are covered by our D&O insurance and accordingly, there is a minimal likelihood of any material loss.

(c)ERISA Actions
The inability to determine an estimate or range of possible losses, if any, as of November 30, 2011, was due to: (i) the damages sought were indeterminate; (ii) there was uncertainty as to the outcome of pending motions; and (iii) discovery was incomplete.

On March 16, 2012, the Court denied the plaintiff’s motion for class certification; the plaintiffs filed a motion for reconsideration of that order. If the Court denies the motion for reconsideration, this case, as a class action in the U.S. District Court, will be concluded and the Company will not be liable for any class-action damages.  The Company believes that an estimate or range of possible losses for any claims brought individually by any of the named plaintiffs is not material.   If the motion is granted and the case proceeds as a class action, the Company will still not be able to determine an estimate or range of possible losses, if any, due to:  (i) the damages sought will be indeterminate; (ii) there will be uncertainty as to the outcome of additional motions; and (iii) discovery will be incomplete.  The timing of the alleviation of such factors is unknown at this time.

Environmental Matters
The Company cannot determine an estimate or range of possible losses, if any, due to the uncertainty as to whether the U.S. Environmental Protection Agency will act in this matter and if it does, the timing and nature of any remediation.

OSHA/Wrongful Termination	We previously addressed the range of possible losses in Note 13 of our Form 10-K.

U.S. Securities and Exchange Commission	May 8, 2012	Page 4

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The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (702) 669-8141 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

/s/ John Vandemore
John Vandemore
Chief Financial Officer and Treasurer